Issuer Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-252810
May 5, 2026
Rush Street Interactive Announces Launch of Proposed Secondary Offering
of Class A Common Stock by Selling Stockholders and Concurrent Repurchase of Shares
— Board of Directors Approves $100 Million Share Repurchase Program —
CHICAGO, May 5, 2026 – Rush Street Interactive, Inc. (NYSE: RSI) (“RSI”), a leading online casino and sports betting company in the United States and the rest of the Americas, today announced the commencement of an underwritten secondary public offering of its Class A common stock by one or more trusts beneficially owned by Neil Bluhm, RSI’s Executive Chairman, Richard Schwartz, RSI’s Chief Executive Officer, and Mattias Stetz, RSI’s Chief Operating Officer (the “Selling Stockholders”). The Selling Stockholders are offering 10,000,000 shares of RSI’s Class A common stock pursuant to a registration statement on Form S-3 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”). The Selling Stockholders are each offering less than 10% of their respective currently owned RSI stock. The Selling Stockholders intend to grant the underwriters a 30-day option to purchase up to an additional 1,500,000 shares of RSI’s Class A common stock from the Selling Stockholders. The offering is subject to market conditions, and there can be no assurance as to whether or when the offering may be completed. Each underwriter proposes to offer the Class A common stock to the public at a fixed price, which may be changed at any time without notice.
The Selling Stockholders are offering these shares for personal financial planning and estate planning purposes. Upon completion of the offering, Neil Bluhm and trusts and other entities beneficially owned by him will continue to own over 40% of RSI’s stock, remaining RSI’s largest shareholder by a significant margin, and will continue to serve as Executive Chairman of RSI’s Board of Directors.
RSI is not offering any shares of Class A common stock in this offering and will not receive any proceeds from the sale of shares by the Selling Stockholders, but will bear the costs associated with the sale of such shares, other than any underwriting discounts and commissions.
Wells Fargo Securities and Morgan Stanley are acting as joint book-running managers and representatives of the underwriters for the proposed offering.
Concurrent Share Repurchase. Subject to the completion of this offering, RSI intends to repurchase from the underwriters $30,000,000 of shares of RSI’s Class A common stock that are subject to this offering under RSI’s existing stock repurchase program at a price per share equal to the price per share to be paid by the underwriters to the Selling Stockholders in this offering. RSI intends to fund the stock repurchase with cash on hand. The repurchased shares will be cancelled and no longer outstanding following the completion of the stock repurchase. Additionally, after such repurchase, RSI’s existing stock repurchase plan will be replaced by a new $100 million stock repurchase plan approved by RSI’s Board of Directors in connection with this offering.
The offering of these securities is being made pursuant to a shelf registration statement on Form S-3 relating to these securities which has been filed with the SEC and declared effective. The proposed offering will be made only by means of a prospectus supplement and an accompanying prospectus. A copy of the prospectus and prospectus supplement relating to the offering may be obtained, when available, by visiting the SEC’s website at www.sec.gov. Alternatively, copies of the prospectus and prospectus supplement relating to the offering may be obtained if you request it by contacting: Wells Fargo Securities, 90 South 7th Street, 5th Floor, Minneapolis, MN 55402, by telephone at 800-645-3751 (option #5) or by email at WFScustomerservice@wellsfargo.com or Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, Telephone: 1-866-718-1649, Email: prospectus@morganstanley.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any offer or sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.
About Rush Street Interactive
RSI is a trusted online gaming and sports entertainment company focused on markets in the United States, Canada and Latin America. Through its brands, BetRivers, PlaySugarHouse and RushBet, RSI was an early entrant in many regulated jurisdictions. It currently offers real-money mobile and online operations in fifteen U.S. states: New Jersey, Pennsylvania, Indiana, Colorado, Illinois, Iowa, Michigan, Virginia, West Virginia, Arizona, New York, Louisiana, Maryland, Ohio and Delaware, as well as in the regulated international markets of Colombia, Ontario (Canada), Mexico and Peru. RSI offers, through its proprietary online gaming platform, some of the most popular online casino games and sports betting options in the United States. Founded in 2012 by gaming industry veterans, RSI was named the 2025 EGR LatAm Awards Operator of the Year – North LatAm, the EGR North America Awards Customer Services Operator of the Year five years in a row (2020-2024), the SBC LatinoaméricaAwards 2024 Casino Operator of the Year, the 2022 EGR North America Awards Operator of the Year and Social Gaming Operator of the Year, and the 2021 Sportsbook Operator of the Year. RSI was also the first U.S.-based online casino and sports betting operator to receive RG Check iGaming Accreditation from the Responsible Gaming Council.
Forward-Looking Statements
This press release includes "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. RSI's actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," “propose”, "continue," and similar expressions are intended to identify such forward-looking statements. Forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside RSI's control and are difficult to predict. Important factors that could cause actual results to differ materially from those indicated in the forward-looking statements related to the offering include risks and uncertainties related to the satisfaction of customary closing conditions. Additional risks and uncertainties related to the offering, RSI and our business can be found under the heading “Risk Factors” in the documents of RSI on file with the SEC, including the risk factors discussed throughout the “Risk Factors” section of our Annual Report on Form 10-K filed on February 18, 2026 with the SEC, as such factors may be updated from time to time in periodic filings made by RSI with the SEC. RSI cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. RSI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law.
Contacts
Media:
lisa@lisajohnsoncommunications.com
Investors:
ir@rushstreetinteractive.com